Exhibit 99.2

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):

Curaleaf Holdings, Inc. (the "Issuer")	CURA

Date: June 1, 2021               Is this an updating or amending Notice: ☐ Yes       ☒ No

If yes provide date(s) of prior Notices: ___________________________.

Issued and Outstanding Securities of Issuer Prior to Issuance: 608,979,640

Pricing

Date of news release announcing proposed issuance:	May 17, 2021 or

Date of confidential request for price protection:

Closing Market Price on Day Preceding the news release:	CAD$17.43 or

Day preceding request for price protection:

Closing

Number of securities to be issued:	2,775,158
Issued and outstanding securities following issuance:	611,754,798

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

Part 1.	Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name	Number of	Purchase	Conversion	Prospectus	TotalSecurities	Payment	Describe
&Municipali	Securities	price per	Price (if	Exemption	Previously	Date(1)	relationship
ty of	Purchased	Security	Applicable)		Owned,		to
Residence	or to be	(CDN$)	(CDN$)		Controlled or		Issuer (2)
of Placee	Purchased				Directed

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:	_____________________________________________________________.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:______________________________________
______________________________________________________________________________________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	______________________________________________________________________________________________.

(b)	Number	______________________________________________________________________________________________.

(c)	Price per security	_______________________________________________________________________________________.

(d)	Voting rights	______________________________________________________________________________________

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	______________________________________________________________________________________________.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)______________________________________.

(c)	Exercise price	_______________________________________________________________________________________.

(d)	Expiry date	__________________________________________________________________________________________.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	_____________________________________________________________________________.

(b)	Maturity date	_______________________________________________________________________________________.

(c)	Interest rate	___________________________________________________________________________________________.

(d)	Conversion terms	_______________________________________________________________________________________.

(e)	Default provisions	____________________________________________________________________________________.

8.	Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):_____.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

(b)	Cash	_____________________________________________________________________________________________.

(c)	Securities	__________________________________________________________________________________________.

(d)	Other	______________________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc.	____________________________________________________________________.

(f)	Exercise price of any options, warrants etc.	___________________________________________________________________.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

_______________________________________________________________________________________________________________.

10.	Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

_______________________________________________________________________________________________________________.

11.	State whether the private placement will result in a change of control.

_______________________________________________________________________________________________________________.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.__________________________________________________________________________________________
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

Part 2.	Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On May 17, 2021, the Issuer announced that it had signed various definitive agreements to acquire Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado for total base consideration of approximately US$67 million to be paid 61% in subordinate voting shares of the Issuer (“Subordinate Voting Shares”), 29% in cash and 10% in assumed debt maturing in five years. Additional contingent consideration of up to US$8 million will be paid in Subordinate Voting Shares based upon operating cash flow-based targets for 2022.

All Subordinate Voting Shares that may be issued pursuant to the definitive agreements will be subject to contractual restrictions on resale for a period starting on the date of their issuance and ending on the 5th anniversary of the closing, with the following release schedule: 20% of the Subordinate Voting Shares will be released from the resale restrictions on the first anniversary of their issuance, and the remaining Subordinate Voting Shares will be released in 5% quarterly increments thereafter, the whole subject to certain acceleration events.

The proposed transaction will close once regulatory approval is received.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

The acquisition of Los Sueños will be completed pursuant to six separate definitive agreements, being five membership units purchase agreements and one asset purchase agreement, each dated May 16, 2021:

•	Membership Interest Purchase Agreement pertaining to the sale of 100% of the outstanding membership interests in Los Sueños Farms, LLC, entered into between Los Sueños Farms, LLC, Focused Investment Partners, LLC (a subsidiary of the Issuer, as purchaser), KPMR Farms LLC and Future Dreams III LLC (as sellers), Robert DeGabrielle and James Morley (as owners of the sellers), and Curaleaf, Inc.

•	Membership Interest Purchase Agreement pertaining to the sale of 100% of the outstanding membership interests in Farm Boy, LLC and Baseball 18 LLC entered into between Farm Boy, LLC and Baseball 18 LLC, Cura CO, LLC (a subsidiary of the Issuer, as purchaser), Robert DeGabrielle (as seller), Curaleaf, Inc. and the Issuer.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

•	Membership Interest Purchase Agreement pertaining to the sale of 100% of the outstanding membership interests in Los Sueños, LLC and Emerald Fields Grow LLC entered into between Los Sueños, LLC and Emerald Fields Grow LLC, Cura CO, LLC (a subsidiary of the Issuer, as purchaser), James Morley (as seller), Curaleaf, Inc. and the Issuer.

•	Membership Interest Purchase Agreement pertaining to the sale of 100% of the outstanding membership interests in High Colorado Farms LLC and GG Real Estate, LLC entered into between High Colorado Farms LLC and GG Real Estate, LLC, Cura CO, LLC (a subsidiary of the Issuer, as purchaser), Focused Investment Partners, LLC (a subsidiary of the Issuer, as purchaser), Robert DeGabrielle (as seller), Curaleaf, Inc. and the Issuer.

•	Asset Purchase Agreement for the sale of all or substantially all of the assets of Future Dreams II LLC between Future Dreams II LLC (as seller), Focused Investment Partners, LLC (a subsidiary of the Issuer, as purchaser), Curaleaf, Inc. and the Issuer.

•	Membership Interest Purchase Agreement pertaining to the sale of 100% of the outstanding membership interests in Colorado Cannabis Associates, LLC entered into between Colorado Cannabis Associates, LLC, Cura CO, LLC (a subsidiary of the Issuer, as purchaser), Robert DeGabrielle (as seller), and Curaleaf, Inc.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: Approximately US$67,000,000 (equivalent to CAD$80,905,850 at an exchange rate of CAD$1.21 for US$1.00).

(b)	Cash: Approximately US$19,510,000 (equivalent to CAD$23,559,300 at an exchange rate of CAD$1.21 for US$1.00).

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

(c)	Securities (including options, warrants etc.) and dollar value:

In connection with the closing of the acquisition of Los Sueños, the Issuer will issue 2,775,158 Subordinate Voting Shares representing an aggregate dollar value of approximately CAD$48,371,003 based on the closing market price of the Subordinate Voting Shares on the CSE as of May 14, 2021.

(d)	Other: 10% of the purchase price is represented by sellers debt that the Issuer is assuming, maturing in five years (approximately US$6,650,000, equivalent to CAD$8,030,207 at an exchange rate of CAD$1.21 for US$1.00). Additionally, contingent consideration of up to US$8 million will be paid in Subordinate Voting Shares based upon operating cash flow-based targets for 2022, which shares will be issued based upon the volume weighted average price of the Subordinate Voting Shares for the 10 trading days preceding the issuance of the audited financial statements of Los Sueños for the year ended December 31, 2022.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiations.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

Not Applicable.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (USD$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party[1]	Describe relationship to Issuer (1)
Robert DeGabrielle	1,766,472 Subordinate Voting Shares	US$14.74	N/A	Section 3 of BC Instrument 72-503	Nil	N/A
James Morley	1,008,6876 Subordinate Voting Shares	US$14.74	N/A	Section 3 of BC Instrument 72-503	Nil	N/A

(1) Indicate if Related Person.

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary legal due diligence .

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

8.	Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORWARD LOOKING STATEMENTS

This document contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this document and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and other factors may include, but are not limited to: general business, economic, political and social uncertainties; general capital market conditions and market prices for securities; the failure of Issuer to complete the transaction described above; the risk that Issuer may not be able to successfully integrate the business of Los Sueños and their respective corporate cultures; the risk that the benefits of the transaction anticipated by Issuer may not materialize; delay or failure to receive applicable corporate or regulatory approvals; competition and changes in legislation affecting the Issuer or Los Sueños; and the inability of the Issuer and Los Sueños to obtain, maintain and renew the licenses required for them to operate their business in the various jurisdictions in which they operate. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Issuer's latest annual information form filed April 28, 2021, which is available under the Issuer's SEDAR profile at www.sedar.com, and in other filings that the Issuer has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this document.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

[signature page follows]

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

Dated: June 1, 2021.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE" or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

October 2019